EXHIBIT 2
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NEWS RELEASE
February 6, 2003

ARC ENERGY TRUST FILES AUDITED 2002 FINANCIAL STATEMENTS AND NOTES ON SEDAR
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CALGARY, February 6, 2003 (AET.UN and ARX - TSX) ARC Energy Trust ("the Trust")
filed today its audited financial statements along with accompanying notes and management's discussion and analysis ("MD&A") for the years ended December 31, 2001 and 2002 on SEDAR. ARC previously news released its 2002 financial highlights and year-end reserve information on January 28, 2003. You may access ARC's financial information on WWW.SEDAR.COM or on our website at WWW.ARCRESOURCES.COM. If you wish to receive a copy of the audited financial statements in the mail, please call 1-888-272-4900.


ARC RESOURCES LTD.
John P. Dielwart,
President and Chief Executive Officer

For further information about ARC Energy Trust, please visit our website www.arcresources.com or contact:

                 Investor Relations, E-mail: ir@arcresources.com
                  Telephone: (403) 503-8600 Fax: (403) 509-6417
                            Toll Free 1-888-272-4900
                               ARC Resources Ltd.
                        Suite 2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9